Exhibit 99.1

Americas Gold and Silver Corporation Reports Full-Year 2021 Results

TORONTO--(BUSINESS WIRE)--March 17, 2022--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the year ended December 31, 2021.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Highlights

  The Company had a strong finish to the year highlighted by improvement at the 60%-owned Galena Complex and the resumption of mining and milling at the Cosalá Operations in Q4-2021. These improvements have continued into Q1-2022 as the Cosalá operations ramped up to full production.
  Silver equivalent1 production is expected to increase by approximately 240% in 2022 and by 375% in 2024 as production ramps-up into the higher-silver grade Upper Zone of the San Rafael deposit at the Cosalá Operations and the Galena hoist project at the Galena Complex is completed in the second half of 2022. These operations are expected to generate solid margins at current silver and zinc prices. Please see the Company’s February 22, 2022 press release for full details regarding the multi-year outlook.
  Overall, 2021 was a challenging year for the Company with Relief Canyon contributing to the majority of the losses which are now largely behind the Company.
  Revenue of $44.8 million and net loss of $160.6 million for 2021 or a loss of $1.11 per share. Net loss for the year included the Relief Canyon Q1-2021 impairment charge to property, plant and equipment, write-downs to inventory for changes to Relief Canyon’s expected gold recovery and production, Relief Canyon inventory write-downs to net realizable value, care and maintenance costs at the Cosalá Operations, and a loss on a metals contract liability. Excluding these mostly non-cash adjustments, the adjusted net loss2 for the year was $37.0 million or an adjusted loss of $0.26 per share2.
  The balance sheet is steadily improving with the resumption of mining at the Cosalá Operations in Q4-2021 and return to full production in Q1-2022, combined with current silver and zinc prices. The Company had a cash and cash equivalents balance of $2.9 million as of December 31, 2021 and an estimated cash and cash equivalents balance of $7.2 million as at February 28, 2022.

“The financial results for 2021 do not reflect the current state of the Company,” stated Americas Gold and Silver President & CEO Darren Blasutti. “The reopening of the Cosalá Operations and return to full production combined with the increasing silver and zinc prices have greatly improved the Company’s financial position and will provide steady cash flow for the Company. Continued exploration success at the Galena Complex and the Galena hoist project are expected to increase throughput and production for the asset over the next several years beginning in Q4-2022. While 2021 was a disappointment at Relief Canyon, the Company continues to advance certain technical studies, including metallurgical testing, and is hopeful for a positive solution to re-start mining operations given the constructive gold price outlook over the next few years.”

Cosalá Operations

The Cosalá Operations recalled all workers in September 2021 and successfully re-started mining and milling operations after reaching an agreement with union representatives and certain Mexican government ministries in July 2021. Production from the San Rafael mine increased during Q4-2021 as the normal mining cycle was re-established. The Los Braceros processing plant was fed with a combination of over 20,000 tonnes of existing stockpiled ore and new production from the mine. The milling rate ramped up in tandem with mine production, averaging approximately 1,700 tonnes per day during December 2021 and continuing into 2022. During Q4-2021, the Cosalá Operations produced approximately 61,000 ounces of silver, 4.2 million pounds of zinc and 1.7 million pounds of lead.

Initial production will focus on maximizing near-term cash flow by mining high-grade zinc areas of the Main Zone which were fully developed prior to the illegal blockade. Over the course of the next six months, the mine will continue development and start production from the Upper Zone, which carries silver grades approximately 5-6 times higher than the Main Zone.

Based on the Cosalá Operations being in full production and planned development/production from the Upper Zone, silver production from the Cosalá Operations in 2022 is forecast to be between 0.7 to 0.9 million ounces. The Cosalá Operations are expected to increase silver production through 2022 benefitting from higher-grade silver areas in the Upper Zone of the San Rafael mine in the second half of 2022. Zinc production from the Cosalá Operations is expected to be approximately 36 to 40 million pounds and lead production is expected to be 13 to 15 million pounds.

Galena Complex

The Phase II drill program at the Galena Complex began in late August 2021. The initial focus is to test the recently discovered Silver Vein extension below the 5500 Level, the deepest level of the mine. To date, the Silver Vein extension has been delineated to over 350 ft below the 5500 Level. As part of the 5500 Level drilling of the Silver Vein, the Company has successfully intersected the high grade 185 Vein approximately 800 ft below the 5500 Level. In addition, continued definition drilling from the 4900 Level to define mineral reserves and increase mineral resources adjacent to current production areas is part of the Phase II plan. With the most recent update to its Mineral Reserve and Resource statement as at June 30, 2021, the Company successfully increased proven and probable silver reserves at the Galena Complex by 38%, increased the measured and indicated silver resources by 72% and the inferred mineral silver resources by 36% and expects continuing increases with the Phase II drill program which runs through the end of 2022. The Company anticipates releasing a fulsome exploration update for the Galena Complex in Q2-2022.

Attributable silver production to the Company from the Galena Complex (60% owned by Americas) in 2022 is expected to be between 0.7 to 0.9 million silver ounces. Attributable lead production is expected to be between 9 to 11 million pounds. The Company expects to complete the Galena hoist project in Q4-2022.

Relief Canyon

The Company is committed to continuing efforts to resolve the metallurgical challenges at Relief Canyon. An independent metallurgical lab has been contracted to complete a metallurgical test program to evaluate process modifications, including the use of blinding agents, to minimize the impact of naturally occurring carbonaceous material on gold recovery. Initial work is expected to be completed by end of Q2-2022. Based on the success of these initial tests, the Company is expected to initiate larger scale testing in the second half of 2022.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties, its mineral resources and exploration contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; the Phase II drill program at and production from the Galena Complex, including the expected production levels and potential additional mineral resources thereat; mining and processing operations at the Cosalá Operations continuing, including expected production levels and the continuity of legal access for employees and contractors; and the goal and results of test work intended to address metallurgical challenges at Relief Canyon. Guidance and outlook contained in this press release was prepared based on current mine plan assumptions with respect to production, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID-19 pandemic and no further adverse impacts to the Cosalá Operations from blockades and is subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

____________________
1 Silver equivalent ounces for the 2022 guidance, and 2023 and 2024 outlook references were calculated based on $22.00/oz silver, $1.30/lb zinc and $0.95/lb lead throughout this press release.
2 This is a non-GAAP financial measure or ratio. The Company uses the financial measure “adjusted net loss” and “adjusted loss per share” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s profitability. The presentation of adjusted net loss is not meant to be a substitute for the net loss presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Adjusted net loss is net loss with certain non-cash items backed-out (i.e. impairment to property, plant and equipment, write-downs to inventory, and loss related to the fair value of financial instruments). Adjusted loss per share is adjusted net loss divided by the weighted average number of common shares outstanding.

Reconciliation of Adjusted Net Loss and Adjusted Loss per Share
	2021	2020
Net Loss (‘000)	$160,576	$30,066
Less impairment to property, plant and equipment from Relief Canyon (‘000)	(55,623)	-
Less Relief inventory write-downs from lowering expected gold recoveries (‘000)	(24,780)	-
Less Relief inventory write-downs to net realizable value (‘000)	(15,127)	-
Less loss on metal contract liability (‘000)	(20,780)	-
Less care and maintenance costs from Cosalá Operations (‘000)	(7,309)	(5,501)
Adjusted net loss (‘000)	$36,957	$24,565
Weighted average number of common shares outstanding (‘000)	141,888	103,941
Adjusted loss per share	$0.26	$0.24

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503